Exhibit 4.42

Barclays PLC Warrants (the Warrants)

Issuer:	Barclays PLC (the Company)

Securities Offered:	1,516,875,236 Warrants to subscribe for Ordinary Shares

Warrants Issue Price:	0.01 pence per 100,000 Warrants (rounded, if necessary, up to the nearest penny)

Warrant Issue Date:	31st October 2008

Gross Number of Ordinary Shares on the Warrants Issue Date:	One per Warrant

Aggregate Warrant Exercise Consideration:	197.775 pence per Warrant (197.775 pence per Ordinary Share)

Form:	Registered form

Status:	Unsubordinated

Exercise Right:	The holder of each Warrant will have the right to exercise such Warrant into the Gross Number of Ordinary Shares at any time during the Exercise Period upon the payment of the Aggregate Warrant Exercise Consideration and the relevant exercise expenses. The original subscribers for the Warrants (but not any transferees) are entitled to a reduction in the Aggregate Warrant Exercise Consideration in the event that the Company issues further Ordinary Shares by way of a rights issue between 1st July 2009 and 30th June 2011 and the price of an Ordinary Share at the time of the rights issue is less than 197.775 pence

Exercise Period:	The period beginning on the date on which the Company notifies the Warrantholders that shareholder approvals have been obtained and BBPLC has issued the RCIs and ending on 31st October 2013

Regulatory Approvals and Filings:	Each of Qatar Holding and the entity representing the beneficial interests of HH Sheikh Mansour Bin Zayed Al Nahyan has given undertakings to the Company notto exercise any Warrants unless and until, if and to the extent that exercise would result in its total shareholding (aggregated with certain of its related parties) in the Company reaching 10% or more of the shares of or voting power in, or it otherwise being deemed to exercise “control” (as defined under applicable US law and regulation) over, the Company, it and the Company have made all filings and registrations with, and obtained all approvals or authorisations from, governmental and regulatory authorities necessary or advisable for such exercise and the consequential acquisition by it of Ordinary Shares

Other Anti-Dilution Provisions:	The Warrants will contain provisions for the adjustment of the Gross Number of Ordinary Shares in the event of the occurrence of certain dilutive events including, amongst others, extraordinary dividends, bonus issues, alterations to the nominal value of the Ordinary Shares and rights issues

Governing Law:	English Law

Listing of the Warrants:	Applications to be made for admission to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange. Offered outside the United States in reliance on Regulation S